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                          May 4, 2020

       Michael Nefkins
       Chief Executive Officer
       Resideo Technologies, Inc.
       901 E 6th Street
       Austin, Texas 78702

                                                        Re: Resideo
Technologies, Inc.
                                                            Form 8-K
                                                            Filed February 26,
2020
                                                            File No. 1-38635

       Dear Mr. Nefkins:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed February 26, 2020

       Exhibit 99, page 1

   1. We note your disclosure of Adjusted EBIDTA, a non-GAAP financial measure, precedes your disclosure of Net
Income or Loss, the most directly comparable GAAP
                                                        measure. Item
10(e)(1)(i)(A) of Regulation S-K requires that when a non-GAAP measure is presented the most
directly comparable GAAP measure should be presented with equal or greater prominence.
Please revise your presentation in future earnings releases
                                                        accordingly.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Tony Watson at (202) 551-3318 or Bill Thompson at
(202) 551-
       3344 with any questions.
 Michael Nefkins
Resideo Technologies, Inc.
May 4, 2020
Page 2




FirstName LastNameMichael Nefkins         Sincerely,
Comapany NameResideo Technologies, Inc.
                                          Division of Corporation Finance
May 4, 2020 Page 2                        Office of Trade & Services
FirstName LastName